UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of                     January                              , 2005
                ----------------------------------------------------------------
                                Golar LNG Limited
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

       Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                    Form 20-F [X]         Form 40-F [_]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes [_]       No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited (the "Company"), dated January 17, 2005.

                                  Exhibit 99.1

            Reorganisation of the Company's technical fleet operation



The Board of Golar LNG has decided to reorganise the Company's technical fleet operation. The goal of this reorganisation is to improve the service level to the Company's customers and secure a long-term high quality workforce, both on the ships and shore based.

The reorganisation will lead to opening of two new offices, one based in Singapore to cover the Asia / Pacific market and one based in Oslo to cover the Atlantic market. The Company will team up with two leading ship managers to run these offices. The Singapore office will operate with Thome Ship Management and the Oslo office will be operated with Barber Ship Management. The new offices will be responsible for the daily operation of the ships. The core staff in these two offices will be people with substantial LNG experience recruited from Golar Management's office in London.

In addition Golar will set up a management team in Oslo and will maintain overall responsibility for operations and technical projects. The new office will be headed by Olav Eikrem currently the General Manager at Golar's London office.

Golar's CEO, Tor Olav Troim, says in comment: "The board has been through an extensive period of evaluating different strategies for Golar's technical management. The strong growth in the LNG business calls for thinking ahead and a long-term strategy. We will, through reorganisation, be able to provide and improve service to our existing and future customers. Closer geographic location to our customers, a more stable workforce and better access to sea staff that our partners, Thome and Barber can provide through their combined management of about 400 ships will give Golar additional strength." The reorganisation could lead to approximately 20 office staff being made redundant at Golar Management's office in London. Commercial and Finance departments will not be materially affected by the reorganisation, as these will remain in London. Golar will further retain project capacity at the London office. Hamilton, Bermuda 17 January 2005


                  Contact: Tor Olav Troim tlf: +44 773 497 6575

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              Golar LNG Limited
                                      ------------------------------------------
                                               (Registrant)




Date   January 21, 2005            By        /s/ Graham Robjohns
                                      ------------------------------------------
                                                 Graham Robjohns
                                          Chief Accounting Officer & Group
                                          Financial Controller